Filed by Edge Therapeutics, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: Edge Therapeutics, Inc.
Commission File No. 001-37568